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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Foamex International Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class Securities)

344123104
D. E. Shaw Laminar Portfolios, L.L.C.
Attn:  Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

Copies to:

Christopher Boies, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue
New York, NY 10022

August 23, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ❒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 168905107		Page 1 of 4
	1	Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Laminar Portfolios, L.L.C. FEIN 01-0577802
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b)☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) WC
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power -0-
Owned by Each Reporting	8	Shared Voting Power 5,722,156
Person With	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 5,722,156
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,722,156(1)
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 24.4%(2)
	14	Type of Reporting Person (See Instructions) OO

(1) The Issuer declared a one-for-four reverse stock split effective May 1, 2007.
(2) For the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 23,478,279 was used as the total amount of outstanding shares of Common Stock of the Issuer (which amount was made available to the public in the Issuer’s 10Q dated August 10, 2007).

CUSIP No. 168905107		Page 2 of 4
	1	Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.P. FEIN 13-3695715
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) AF
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power -0-
Owned by Each Reporting	8	Shared Voting Power 5,724,806
Person With	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 5,724,806
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,724,806(1)
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 24.4%(2)
	14	Type of Reporting Person (See Instructions) IA, PN

(1) The Issuer declared a one-for-four reverse stock split effective May 1, 2007.
(2) For the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 23,478,279 was used as the total amount of outstanding shares of Common Stock of the Issuer (which amount was made available to the public in the Issuer’s 10Q dated August 10, 2007).

CUSIP No. 168905107		Page 3 of 4
	1	Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.L.C. FEIN 13-3799946
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) AF
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power -0-
Owned by Each Reporting	8	Shared Voting Power 5,722,156
Person With	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 5,722,156
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,722,156(1)
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 24.4%(2)
	14	Type of Reporting Person (See Instructions) OO

(1) The Issuer declared a one-for-four reverse stock split effective May 1, 2007.
(2) For the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 23,478,279 was used as the total amount of outstanding shares of Common Stock of the Issuer (which amount was made available to the public in the Issuer’s 10Q dated August 10, 2007).

CUSIP No. 168905107		Page 4 of 4
	1	Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David E. Shaw
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) AF
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power -0-
Owned by Each Reporting	8	Shared Voting Power 5,724,806
Person With	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 5,724,806
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,724,806(1)
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 24.4%(2)
	14	Type of Reporting Person (See Instructions) IN

(1) The Issuer declared a one-for-four reverse stock split effective May 1, 2007.
(2) For the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 23,478,279 was used as the total amount of outstanding shares of Common Stock of the Issuer (which amount was made available to the public in the Issuer’s 10Q dated August 10, 2007).

AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 20, 2006, as amended by Amendment No. 1 to Schedule 13D, dated as of July 19, 2006, Amendment No. 2 to Schedule 13D, dated as of October 13, 2006, Amendment No. 3 to Schedule 13D, dated as of November 30, 2006, and Amendment No. 4 to Schedule 13D dated as of February 14, 2007 (as amended, the “Schedule 13D”).  Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.  Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 3	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

In acquiring an additional 1,043,454 shares of Common Stock, Laminar expended approximately $8,355,132 of its working capital.  DESCO LP received (i) 2,650 shares of Common Stock and (ii) stocks options (right to buy), which upon vesting are exercisable for the purchase of 3,968 shares of Common Stock.  The shares and stock options received by DESCO LP, Seth Charnow’s employer, were issued by the Issuer in a transaction exempt from registration with the Securities and Exchange Commission under Rule 16(b)(3) of the Act as compensation for Seth Charnow’s service as a director of the Issuer.  The aforementioned stock options vest in four equal annual installments beginning on July 20, 2008, which is the first anniversary of the date of grant.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby replaced as follows:

(a), (b) Based on information provided by the Issuer to the public in the Issuer’s 10Q dated August 10, 2007, there were 23,478,279 shares of Common Stock outstanding as of August 6, 2007.  The Subject Shares (defined below in this Item 5) reported on this Schedule 13D are comprised of 5,722,156 shares of Common Stock in the name of Laminar and 2,650 shares of Common Stock owned by DESCO LP.  Using the total amount of outstanding shares of Common Stock reported by the Issuer to the public, 23,478,279 (the “Total Share Count”), the 5,722,156 shares of Common Stock beneficially owned by Laminar (the “Laminar Shares”) represent approximately 24.4% of the Total Share Count and the 2,650 shares of Common Stock beneficially owned by DESCO LP (the “DESCO LP Shares”, and together with the Laminar Shares, the “Subject Shares”) represent approximately 0.0% of the Total Share Count.  Laminar will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Laminar Shares and DESCO LP will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of ) the DESCO LP Shares.

DESCO LP as Laminar’s investment adviser and DESCO LLC as Laminar’s managing member may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares.  As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares.  As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.  None of DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any shares of Common Stock of the Issuer directly and each such entity disclaims beneficial ownership of the Subject Shares.  DESCO LP does not own any of the Laminar Shares directly and disclaims beneficial ownership of the Laminar Shares.

David E. Shaw does not own any shares of the Issuer directly.  By virtue of David E. Shaw’s position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, David E. Shaw may be deemed to be the indirect beneficial owner of the Subject Shares.  David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owns any shares of Common Stock other than the Subject Shares.

Item 5(c) of the Schedule 13D is hereby supplemented as follows:

(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by the Reporting Persons in the Common Stock of the Issuer made within the past 60 days that were brokered transactions are set forth below:

Name	Date	Number of Shares Purchased	Price Per Share
Laminar	8/28/07	75,000	$8.10
Laminar	8/28/07	68,454	$8.00

The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Laminar in the Common Stock of the Issuer made within the past 60 days that were privately negotiated transactions are set forth below:

Name	Date	Number of Shares Purchased	Price Per Share
Laminar	8/23/07	900,000	$8.00

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby supplemented as follows:

On July 20, 2007, DESCO LP received from the Issuer in a transaction exempt under Rule 16(b)(3) of the Act stocks options (right to buy), which upon vesting are exercisable for the purchase of 3,968 shares of Common Stock.  The stock options were granted to DESCO LP, Seth Charnow’s employer, as compensation for Seth Charnow’s service as a director of the Issuer.  These stock options vest in four equal annual installments beginning on July 20, 2008, which is the first anniversary of the date of grant.

Item 7.	Material to be filed as Exhibits

Exhibit 1 Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 2 Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.  Powers of Attorney, dated February, 24 2004, granted by David E. Shaw in favor of Anne Dinning, Julius Gaudio, Lou Salkind, Stuart Steckler, and Eric Wepsic are attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference.
Dated: August 31, 2007

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
By:	D. E. SHAW & CO., L.L.C.,
as managing member

By: /s/Eric Wepsic
Name: Eric Wepsic Title: Managing Director

D. E. SHAW & CO., L.P.

By:	/s/Eric Wepsic
Name: Eric Wepsic Title: Managing Director

D. E. SHAW & CO., L.L.C.

By:	/s/Eric Wepsic
Name: Eric Wepsic Title: Managing Director

DAVID E. SHAW
By:	/s/Eric Wepsic
Name: Eric Wepsic Title: Attorney-in-Fact for David E.Shaw